Exhibit 10.5

EXECUTION COPY

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (the “Agreement”) dated May 9, 2008 is made and executed to be effective as of the Closing Date, by and between CEP Operating Company LLC, a Delaware Limited Liability Company (“CEP OPCO”), GSC Acquisition Company, a Delaware Corporation (“GSCAC”) (CEP OPCO, GSCAC and their respective Subsidiaries are collectively referred to herein as the “Company”) and Lori A. Cuervo (“Executive”).  Defined terms used herein have the meaning attributed thereto in the text hereof or, if not so defined, as set forth in Section 12.

WHEREAS, GSCAC, GSCAC Holdings I LLC, a Delaware Limited Liability Company, GSCAC Holdings II LLC, a Delaware Limited Liability Company, GSCAC Merger Sub LLC, a Delaware Limited Liability Company (“MergerSub”) and Complete Energy Holdings, LLC, a Delaware Limited Liability Company (“CEH”) entered into an Agreement and Plan of Merger, dated as of May 9, 2008, (the “Merger Agreement”) upon the consummation of which Merger Sub will be merged with and into CEH, with CEH as the surviving entity;

WHEREAS, in connection with and by virtue of the transactions contemplated by the Merger Agreement, GSCAC will become the ultimate parent of the Company; and

WHEREAS, the Company and Executive desire to memorialize in this Agreement the terms of Executive’s employment with the Company effective as of the consummation of the transactions contemplated by such Merger Agreement (the “Merger”), with the understanding that this Agreement shall supersede any and all prior agreements relating to Executive’s employment with the Company, GSCAC or any subsidiary or affiliate of either in all respects;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Employment; Term of Employment.  The Company hereby employs Executive, and Executive hereby accepts employment with the Company, on the terms and conditions hereinafter set forth.  The initial term of this Agreement shall commence and shall be effective as of the Closing Date (as defined in the Merger Agreement) and shall extend from that date for three (3) years unless earlier terminated pursuant to Section 7 of this Agreement; provided that the Employment Term shall be automatically extended for successive one year periods unless not later than thirty (30) days prior to such automatic extension the Company or Executive shall have given written notice to the contrary.

2. Position.

(a) Executive shall serve as President and Chief Operating Officer of the Company.  In such positions, Executive shall have such duties and authority as shall be determined from time to time by the Board or its designee.  While serving in such positions, Executive shall report to the Chief Executive Officer of the Company.

(b) During the term of Executive’s employment hereunder, Executive will devote substantially all of Executive’s business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided, however, that nothing herein shall be deemed to preclude Executive from serving on the Board of Directors of any charitable organization provided that such activities do not materially interfere with the performance of Executive’s duties hereunder.

3. Base Salary.  Company shall pay Executive an annual base salary, (as it may be increased from time to time, “Base Salary”) at the initial annual rate of $490,000, payable in arrears in accordance with the Company’s usual payment practices during the Employment Term.  The Executive shall be entitled to such increases in Executive’s Base Salary as may be determined from time to time in the sole discretion of the Board.

4. Bonus.  Executive shall be eligible to receive a cash bonus opportunity (the “Bonus”) under the annual incentive plan, if any, established and maintained by the Board during the Employment Term.  The terms and amount of such Bonus, if any, shall be determined by the Board in its sole discretion.

5. Employee Benefits.  Executive shall be provided employee benefits (including fringe benefits, vacation, pension and profit sharing plan participation and life, health, accident and disability insurance) on the same basis as those benefits are generally made available to senior executives of the Company.

6. Business Expenses and Perquisites.  Reasonable and documented travel, entertainment and other business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with Company policies.

7. Termination.

(a) By the Company for Cause.  Executive’s employment hereunder may be terminated by the Company for Cause.  If Executive is terminated for Cause, Executive shall be entitled to receive a lump sum, in cash, equal to Executive’s earned but unpaid Base Salary and any other vested but unpaid cash entitlements for the period through and including the date of termination of

Executive’s employment, including unused earned vacation pay and unreimbursed documented business expenses (collectively, “Accrued Compensation”) provided, however, that if the Notice of Termination provided to Executive in connection with the termination of Executive’s employment under this Section 7(a) cites clause (ii) of the definition of Cause as the reason for such termination and the facts recited in such Notice as the basis for such termination do not result in Executive’s conviction of, or plea of no-contest to, a felony within a reasonable time taking into account all relevant facts, Executive shall be entitled to a lump sum cash payment of the amount set forth in Section 7(c)(B).  All other benefits due Executive following Executive’s termination of employment pursuant to this Subsection 7(a) shall be determined in accordance with the plans, policies and practices of the Company.

(b) Disability or Death.  Executive’s employment hereunder shall terminate upon Executive’s death or if Executive becomes physically or mentally incapacitated and is therefore unable for a period of 90 consecutive calendar days or for 120 calendar days in any consecutive 12 month period to perform his duties hereunder (such incapacity is hereinafter referred to as “Disability”).  Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company.  If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing.  The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of the Agreement.  Upon any termination for death or Disability, Executive shall be entitled to the Accrued Compensation and Pro-Rata Bonus Amount and, notwithstanding any provision of any stock option plan or stock option agreement to the contrary, Executive’s outstanding stock options shall become fully exercisable and nonforfeitable to the extent such stock options are not otherwise fully exercisable and nonforfeitable.  All other benefits due Executive following Executive’s termination for Disability or death shall be determined in accordance with the plans, policies and practices of the Company.

(c) Without Cause by the Company.  If Executive’s employment is terminated by the Company without “Cause” (other than by reason of Disability or death), the Company shall pay to Executive (A) the Accrued Compensation and (B) $1,000,000 payable in cash in 12 equal monthly installments and, notwithstanding any provision of any stock option plan or stock option agreement to the contrary, the Company shall cause Executive’s outstanding stock options to become fully exercisable and nonforfeitable to the extent such stock options are not otherwise fully exercisable and nonforfeitable; provided, however, that the post-employment exercise period for such options shall not be extended beyond the normal post-employment exercise term provided in the applicable option plan and agreement; provided, further, that the Company’s obligations to make the payments described in this Section 7(c)(B) and to cause Executive’s outstanding stock options to become fully exercisable shall be subject to and conditioned upon Executive’s delivery to the Company of a general release in form and substance reasonably satisfactory to the Company that is effective and irrevocable within 55 days after the date of the termination of Executive’s employment with the Company.  Payment of the first installment described in Clause (B) shall be made within five business days after the date Executive’s release becomes irrevocable according to its terms and each subsequent installment shall be paid on first day of each subsequent calendar month; provided, further, that if Executive is a specified employee (as such term is defined in Section 409A of the Code), then, with respect to any payments of such installment amounts that (x) are not short-term deferrals within the meaning of Section 409A of the Code, (y) would be paid during the first six months following the date of Executive’s termination of employment, and (z) exceed in the aggregate during such six-month period two times the lesser of Executive’s annualized compensation based upon Executive’s annual rate of pay for services during the taxable year of Executive preceding the year in which the termination of employment occurs (adjusted for any increase during that year that was expected to continue indefinitely had no termination of employment occurred) or the maximum amount of compensation that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the termination of employment occurs, such payments of installment amounts in excess of the amount described in clause (z) above that would otherwise have been paid during such six-month period shall be accumulated and paid on the date that is six months after the date of Executive’s termination of employment or such earlier date upon which such amount can be paid or provided under Section 409A of the Code without being subject to additional taxes and interest.  The right to payment of the installment amounts pursuant to this paragraph shall be treated as a right to a series of separate payments for purposes of Section 409A of the Code.  All other benefits due Executive following Executive’s termination of employment by the Company without Cause shall be determined in accordance with the plans, policies and practices of the Company.  For the avoidance of doubt, delivery by the Company of a notice of non-extension as provided in Section 1 shall not constitute a termination of employment without Cause hereunder.

(d) Termination by Executive.

(i) If Executive terminates Executive’s employment with the Company within 60 days following and in connection with or based upon a Good Reason Event as provided below, Executive shall be entitled to the same payments and benefits Executive would have received if Executive’s employment had been terminated by the Company without Cause (other than by reason of Disability or death) pursuant to Section 7(c).  Prior to Executive’s termination of employment under this Section 7(d)(i), Executive must give written notice to Company of the Company actions or failures to act constituting the Good Reason Event.  Executive shall be entitled to terminate employment under this Section 7(d)(i) only if the

Company actions or failures to act set forth in such notice have not been corrected by the Company within the 30 days following the Company’s receipt thereof.

(ii) If Executive terminates Executive’s employment with the Company for any reason other than a Good Reason Event, Executive shall be entitled to the Accrued Compensation.

(iii) All other benefits due Executive following Executive’s termination of employment pursuant to this Subsection 7(d) shall be determined in accordance with the plans, policies and practices of the Company.

(e) Notice of Termination.  Any purported termination of employment by the Company or by Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 11(h) hereof.

(f) Effect of Termination.  Any termination of Executive’s employment with the Company shall also be deemed and shall constitute, without any action by Executive or the Company or any subsidiary thereof required, termination of all Executive’s positions with the Company and its subsidiaries, including membership or service on any boards of directors thereof.

(g) Certain Delayed Payments.  Notwithstanding any provision of this Agreement to the contrary, if the payment of any amount or benefit under this Agreement would be subject to additional taxes and interest under Section 409A of the Code if the timing of such payment were not delayed as provided in Section 409A(a)(2)(B)(i) of the Code and the regulations thereunder, then any such payment or benefit that Executive would otherwise be entitled to during the first six months following the date of Executive’s termination of employment shall be accumulated and paid or provided, as applicable, on the date that is six months after the date of Executive’s termination of employment (or if such date does not fall on a business day of the Company, the next following business day of the Company), or such earlier date upon which such amount can be paid or provided under Section 409A of the Code without being subject to such additional taxes and interest.  If the provisions of the preceding sentence become applicable such that the payment of any amount is delayed, any payments that are so delayed shall accrue interest on a non-compounded basis, from the date of Executive’s termination of employment to the actual date of payment, at the prime or base rate of interest announced by JPMorgan Chase Bank (or any successor thereto) at its principal office in New York on the date of such termination (or the first business day following such date if such termination does not occur on a business day) and shall be paid in a lump sum on the actual date of payment of the delayed payment amount.  Executive hereby agrees to be bound by the Company’s determination of its “specified employees” (as such term is defined in Section 409A of the Code) in accordance with any of the methods permitted under the regulations issued under Section 409A of the Code.

(h) Additional Payments by the Company.

(i) Notwithstanding anything to the contrary in this Agreement, in the event that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”), is subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the “Excise Tax”), the Company shall pay to Executive an additional payment (a “Gross-up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed on any Gross-up Payment, Executive retains an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payments.  The Gross-up Payment attributable to a particular Payment shall be made at the time such Payment is made; provided, however, that in no event shall the Gross-up Payment be made later than the end of Executive’s taxable year next following Executive’s taxable year in which Executive remits the related taxes.

(ii) Except as provided below, the determination that a Payment is subject to an Excise Tax shall be made in writing by a nationally recognized accounting firm or executive compensation consulting firm selected by the Company (the “Accounting Firm”).  Such determination shall include the amount of the Gross-Up Payment and detailed computations thereof, including any assumptions used in such computations.  Any determination by the Accounting Firm will be binding on the Company and the Executive. The Company and Executive shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment.  Executive shall notify the Company in writing of any claim by the Internal Revenue Service which, if successful, would require the Company to make a Gross-up Payment (or a Gross-up Payment in excess of that, if any, initially determined by the Accounting Firm) within 10 days of the receipt of such claim.  The Company shall notify Executive in writing at least 10 days prior to the due date of any response required with respect to such claim if it plans to contest the claim.  The Executive shall not pay such claim prior to the expiration of the 10-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes, interest, penalties or additions to tax with respect to such claim is due).  If the Company notifies the Executive in writing prior to the expiration of such 10-day period (regardless of whether such claim was earlier paid as contemplated by the preceding parenthetical) that it desires to contest such claim, the Executive shall: (A) give the Company any information reasonably requested by the Company relating to such claim; (B) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company; (C) cooperate with the Company in good faith in order effectively to contest such claim; and (D) permit the Company to participate in any proceedings relating to such claim;  provided, however, the Company shall bear and pay directly or indirectly all costs and expenses (including additional interest and penalties) incurred in connection with such action and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Company’s action.

(iii) Without limitation on the foregoing provisions of this Section 7(h), and to the extent its actions do not unreasonably interfere with or prejudice the Executive’s disputes with the Internal Revenue Service as to other issues, the Company shall control all proceedings taken in connection with such contest and, in its reasonable discretion, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the Internal Revenue Service  in respect of such claim and may, at its or in their sole option, either direct the Executive to pay the tax, interest or penalties claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance an amount equal to such payment to the Executive, on an interest-free basis, and shall indemnify and hold the Executive harmless, on an after-tax basis, from all taxes (including, without limitation, income and excise taxes), interest, penalties and additions to tax imposed with respect to such advance or with respect to any imputed income with respect to such advance, as any such amounts are incurred; and, further, provided, that any extension of the statute of limitations relating to payment of taxes, interest, penalties or additions to tax for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount; and, provided, further, that any settlement of any claim shall be reasonably acceptable to the Executive, and the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue. If, as a result of the

Company’s action with respect to a claim, Executive receives a refund of any amount paid by the Company with respect to such claim, Executive shall promptly pay such refund to the Company.  If the Company fails to timely notify Executive whether it will contest such claim or Company determines not to contest such claim, then the Company shall immediately pay to Executive the portion of such claim, if any, which it has not previously paid to Executive.

(iv) It is possible that no Gross-Up Payment will initially be made but that a Gross-Up Payment should have been made, or that a Gross-Up Payment will initially be made in an amount that is less than what should have been made (either of such events is referred to as an “Underpayment”).  It is also possible that a Gross-Up Payment will initially be made in an amount that is greater than what should have been made (an “Overpayment”).  The determination of any Underpayment or Overpayment shall be made by the Accounting Firm in accordance with Subsection (ii).  In the event of an Underpayment, the amount of any such Underpayment shall be paid to the Executive as an additional Gross-Up Payment.  In the event of an Overpayment, the Executive shall promptly pay to the Company the amount of such Overpayment together with interest on such amount at the applicable Federal rate provided for in Section 1274(d) of the Code for the period commencing on the date of the Overpayment to the date of such payment by the Executive to the Company.  The Executive shall make such payment to the Company as soon as administratively practicable after the Company notifies the Executive of (A) the Accounting Firm’s determination that an Overpayment was made and (B) the amount to be repaid.

(v) Nothing in this Section 7(h) is intended to violate the Sarbanes-Oxley Act of 2002, as amended, and to the extent that any advance or repayment obligation hereunder would constitute such a violation, such obligation shall be modified so as to make the advance a nonrefundable payment to the Executive and the repayment obligation null and void to the extent required by such Act.

8. Non-Competition.

(a) Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and accordingly agrees that:  during the period of Executive’s employment with the Company and, in the event of Executive’s termination of employment pursuant to Section 7(a), Section 7(c) or Section 7(d), one year thereafter (“Restricted Period”):

(i) Executive will not become an employee, owner (except for passive investments of not more than one percent of the outstanding shares of, or any other equity interest in, any company or entity listed or traded on a national securities exchange or in an over-the-counter securities market), officer, agent or director of any independent power producing company in the United States.  Notwithstanding any provision of this Agreement to the contrary, if Executive is employed by the Company, any breach of the provisions of this Section 8(a) shall permit the Company to terminate the employment of Executive for Cause; and

(ii) Executive will not induce any employee of the Company or its affiliates to terminate his or her employment with the Company or its affiliates, or solicit for hire or employment or assist in the hiring or employment of any such employee by any person, association, or entity not affiliated with the Company unless such person shall have ceased to be employed by the Company or any of its affiliates for a period of at least 12 months; provided, however, that this Section 8(a)(ii) shall not apply to any solicitation (or hiring or employment as a result of any solicitation) that consists of advertising in a newspaper or periodical of general circulation or through the Internet.

(iii) Whether or not Executive is employed by the Company, from and after any breach by Executive of the provisions of this Section 8(a), the Company shall cease to have any obligations to make payments to Executive under this Agreement, and any vested or unvested stock options previously granted to Executive, including, without limitation, any options that were otherwise considered nonforfeitable under Section 7(c) or (d), shall be immediately forfeited.

(b) It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in Section 8(a) to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.  Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

9. Confidentiality.  Executive will not at any time (whether during or within two years after Executive’s employment with the Company) disclose or use for Executive’s own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, business planning, credit and financial data, manufacturing processes, financing methods, plans, or the business and affairs of the Company generally, or of any subsidiary or affiliate of the Company, provided that the foregoing shall not apply to (a) confidential information which is or becomes a part of the public domain or is available to the public by publication or otherwise without disclosure by Executive; (b) confidential information which, either prior or subsequent to the Company’s disclosure to Executive, was disclosed to Executive, without an obligation of confidentiality, by a third party who did not acquire such information, directly or indirectly from Executive, the Company, or from any third party who is under an obligation of confidentiality; or (c) any disclosure of confidential information by Executive which is required by law, including deposition or trial testimony by Executive pursuant to subpoena.  If Executive is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand, or similar process) to disclose any confidential information, Executive will promptly notify the Company of such request or requirements so that the Company may seek an appropriate protective order or waive compliance with the provisions of this Agreement.  Executive agrees that upon termination of Executive’s employment with the Company for any reason, Executive will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company and its affiliates, except that Executive may retain personal notes, notebooks and diaries.  Executive further agrees that Executive will not retain or use for Executive’s account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or its affiliates.

10. Specific Performance.  Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 8 or Section 9 would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

11. Miscellaneous.

(a) Governing Law; No Liability of Executive.  This Agreement shall be governed by and construed in accordance with the laws of the State of Pennsylvania.  Executive shall not be subject to liability for breach of this Agreement by reason of Executive’s termination of employment hereunder.

(b) Entire Agreement/Amendments/Termination.

(i) This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company and supersedes all prior agreements and understanding, written or oral, including, without limitation any and all employment agreements or arrangements with CEH.  There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein.  This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(ii) In the event the Merger is not consummated prior to the Termination Date, or the Merger Agreement is otherwise terminated by the parties thereto pursuant to the terms thereof, this Agreement shall immediately terminate and be of no force or effect.

(c) No Waiver.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(d) Severability.  In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(e) Assignment.  This Agreement shall not be assignable by Executive.

(f) No Mitigation.  Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment.

(g) Successors; Binding Agreement.  This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(h) Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the execution page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

(i) Withholding Taxes.  The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(j) Counterparts; Effectiveness.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

12. Defined Terms.

“Accounting Firm” has the meaning set forth in Section 7.

“Accrued Compensation” has the meaning set forth in Section 7.

“Agreement” has the meaning set forth in the introductory paragraph.

“Base Salary” has the meaning set forth in Section 3.

“Board” means the Board of Directors of GSCAC.

“Bonus” has the meaning set forth in Section 4.

“Cause” means Executive:  (i) has engaged in gross negligence or willful misconduct in the performance of the duties required of Executive hereunder, (ii) has committed a felony, as reasonably determined by the Board in good faith, (iii) has willfully refused, within 5 business days following written notice by the Company, and without proper legal reason to materially perform the duties and responsibilities required of Executive hereunder, (iv) has materially breached any material corporate policy maintained and established by the Company that is of general applicability to Company’s executive employees which, if correctable, remains uncorrected for 5 business days following written notice to Executive by the Company of such breach, (v) has willfully engaged in conduct that Executive knows or should know is materially injurious to the Company or any of its affiliates, (vi) is engaging in the illegal use of controlled substances, or (vii) has materially breached any material provision of this Agreement which is uncorrectable or, if correctable, remains uncorrected for 5 business days following written notice to Executive by the Company of such breach.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Disability” has the meaning set forth in Section 7.

“Employment Term” has the meaning set forth in Section 1.

“Excise Tax” has the meaning set forth in Section 7.

“Executive” has the meaning set forth in the introductory paragraph.

“Good Reason Event” means:  (i) a material breach by the Company of any material provision of this Agreement (provided, however, that a reduction in Executive’s annual base salary that is consistent with reductions taken generally by other executives of the Company shall not be considered a material breach of a material provision of this Agreement); (ii) a material diminution in the nature or scope of Executive’s duties and responsibilities, including the Company’s failure to use reasonable efforts to secure Executive’s election (or reelection) to the Board (for clarity, if the Company uses such reasonable efforts, the Executive ceasing to be a member of the Board shall not be considered a Good Reason Event); (iii) the assignment to Executive of duties and responsibilities that are materially inconsistent with the positions referred to in Section 2(a) and that result in a material negative change to Executive; or (iv) any material change in the geographic location at which Executive must perform services; provided, however, that business travel reasonably required for the performance of Executive’s duties hereunder shall not constitute a Good Reason Event.

“Gross-Up Payment” has the meaning set forth in Section 7.

 “Merger and Merger Agreement” have the meanings set forth in the recitals.

“Notice of Termination” means a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

“Overpayment” has the meaning set forth in Section 7.

“Payment” has the meaning set forth in Section 7.

“Pro-Rata Bonus Amount” means a cash amount determined by multiplying Executive’s target Bonus, if any, for the year in which a termination of employment occurs by a fraction, the numerator of which is the elapsed number of days in such year through such termination date, and the denominator of which is 365.

“Restricted Period” has the meaning set forth in Section 8.

“Termination Date” has the meaning set forth in Section 9.01 of the Merger Agreement.

“Underpayment” has the meaning set forth in Section 7.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

LORI A. CUERVO
/s/ Lori A. Cuervo
Address for Notices: Complete Energy Holdings, LLC 525 William Penn Place, Suite 3910 Pittsburgh, Pennsylvania 15219 Facsimile No.: (412) 567-1501

CEP OPERATING COMPANY LLC
By:	/s/ Lori Cuervo
Title: Authorized Officer
Complete Energy Holdings, LLC 1331 Lamar St., Suite 650 Houston, Texas 77010
GSC ACQUISITION COMPANY
By:	/s/ Matthew Kaufman
Name: Matthew Kaufman
Title: President GSCAC Acquisition Company 500 Campus Drive, Suite 220 Florham Park, New Jersey 07932 Facsimile: (212) 884-6184